Mail Stop 3561

May 4, 2007

Ted F. Knopf
Corporate Controller
Yum! Brands, Inc.
1441 Gardiner Lane
Louisville, KY 40213

> **Re: Yum! Brands, Inc.**
> **File No. 001-13163**
> **Form 10-K: For the Fiscal Year Ended December 30, 2006**

Dear Mr. Knopf:

We have reviewed the above referenced filing and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We may also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the Fiscal Year Ended December 30, 2006

Item 2. Properties, page 12

1. We note your disclosure that company restaurants in the China Division are generally leased for initial terms of 10 to 15 years and generally do not have renewal options. Please disclose the impact of non-renewal of these leases on your operations, cash flows and capital resources.

Item 6. Selected Financial Data, page 23

2. Please explain to us and disclose i) the reason why amounts associated with LJS and A&W are excluded from the U.S. company blended same store sales as indicated in footnote (e) on page 24 and in the fifth paragraph on page 36, and ii) how such exclusions are meaningful.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Restaurant Unit Activity, page 32

3. Please explain to us and disclose the reason why amounts associated with licensed units are excluded from the tables, and how such exclusion is meaningful.

Systems Sales Growth, page 35

4. Please expand your disclosure to discuss the reason(s) the respective increases in system sales growth presented in the last column "Increase excluding currency translation and 53rd week" were significantly greater for the International and China divisions for fiscal year 2006 as compared to fiscal year 2005. For example, this may be the result of i) the company's strategy to focus expansion efforts in these divisions or ii) additional opportunities for expansion present in 2006 that were not present in 2005. Also, address whether increased expansion efforts in these divisions impacted the reduced rate of increase in the U.S. system sales growth. For example, discuss, if true, whether the reduced rate of increase for the U.S. is due to you redirecting attention and available resources from the U.S. for perceived greater prospects associated with the International and China divisions.

Item 8. Financial Statements and Supplementary Data

Consolidated Balance Sheets, page 58

5. Please tell us of and disclose any individual items in "Other liabilities and deferred credits" that are in excess of five percent of total liabilities pursuant to Rule 5-02.24 of Regulation S-X.

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Pension and Post-Retirement Medical Benefits, page 67

6. Refer to the last paragraph hereunder. Pursuant to SAB Topic 11M, please disclose the expected impact of the change in the measurement date resulting from the application of FAS 158. If the effect is not presently known or reasonably estimable, or not expected to be material, disclose a statement in this regard.

Note 21 – Reportable Operating Segments, page 92

7. Please explain to us and disclose why it is appropriate to consider LJS and A&W together as a single operating segment when each is a different concept. Additionally, explain to us whether goodwill recognized in connection with the acquisition of Yorkshire Global Concepts was allocated to each of these concepts, and if not, the reason why. Further, tell us whether each of these concepts is assessed individually for impairment (whether of goodwill or other assets), and if not, whether any impairment indicators exist for either when each concept is viewed individually.

8. Since the principal menu items differ for each restaurant concept, it appears that each concept represents a separate product. In this regard, please disclose revenues for each concept pursuant to paragraph 37 of FAS 131.

Note 22 – Guarantees, Commitments and Contingencies

Proposed Internal Revenues Service Adjustments, page 100

9. Notwithstanding your belief that the IRS' position will not be upheld, please state the basis for your belief that resolution will not have a material adverse effect on your results or financial condition when you have disclosed that associated incremental tax payments would be material. Also, disclose the estimated possible aggregate amount or range of aggregate amounts of the potential payments. Refer to paragraph 10 of FAS 5.

Note 23 – Selected Quarterly Financial Data (Unaudited), page 100

10. Please explain to us and disclose, as appropriate, pursuant to Item 302(a)(3) of Regulation S-K, why the difference between restaurant profit and operating profit for the fourth quarter of 2006 is greater than the difference in these amounts in the other quarters presented. Also, explain to us and disclose how "restaurant profit" is computed.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in its filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeffrey Sears at 202-551-3302 or Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Branch Chief